Chief Financial Officer

March 27, 2009

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2007 File No. 001-10220

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear Mr. Schwall:

Thank you for your letter dated February 13, 2009 in response to our letter dated February 2, 2009, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff's review, we have reproduced the captions and comment from the Staff's February 13, 2009 comment letter in bold text.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-753-1494 or fax: 011-34-90-255-5076; or Manuel Arranz or Javier Ares at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Femando Ramírez Mazarredo
Fernando Ramírez Mazarredo Chief Financial Officer

Paseo de la Castellana, 278-280 28046 Madrid, Spain Tel. +34 917 531 494 Fax +34 902 555 076 framirez@repsol.com

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

Information on Repsol YPF, page 10

Oil and Gas Reserves, page 17

1.
We do not agree with the position stated in your February 2, 2009 response. FAS 69, paragraph 10 clearly states that proved reserves net to a registrant shall not include volumes owned by others, e.g. a host government's royalty share. Such royalties are included as “mineral interests in properties” in FAS 19, paragraph 11. The fact that a royalty is settled in cash and not in kind is not a determining condition. Your reference to Guide 2 requirements for disclosure of production figures does not negate the requirements of FAS 69. We repeat our request that you explain to us how you will comply with FAS 69 and address the effect of this change to your proved reserves on your depletion calculations.

We reiterate to the Staff our belief that our reporting of proved reserves volumes complies with FAS 69. With respect to those reserves in foreign countries where the obligation to make a cash payment to the relevant host government has the same attributes as a tax on production, Repsol YPF’s share of production and proved reserves are reported including volumes relating to these payments in cash. The legislation of some foreign countries uses the generic name of “royalty” to refer to various forms of arrangements, irrespective of their legal or economic nature. From a technical point of view, royalty means the right of a person or government to a share of oil or gas production free from cost that can be paid in cash or in kind. For the reasons described below, we believe that the royalty payment liabilities referred to herein have the same attributes as a production or severance tax rather than those of a royalty1.

1  We are referring exclusively to the royalty payments in Argentina, Peru, Trinidad & Tobago, Lybia, Brazil and Venezuela (only gas licences). The nature of royalty payment liabilities is regulated under different Laws and implementing regulations among which we can mention as main references the following:

Argentina: articles 59 to 65 of the Hydrocarbon Law (No. 17. 319). Decree 1.671/1969 and Energy Secretary Resolutions (188/1993, 155/1992 y 435/2004).

Brazil: article 20.1 of the Constitution; article 45 of Law No. 9.478/97 and Regulations No. 2.705/98.

Libya: article 13 and article 14 of the Petroleum Law No. 25/1955; article 19 of the EPSAs (Exploration and Production Sharing Agreements) and General People's Committee Decision No. 394 of 2007 regulating the obtaining of tax receipt for CIT and Royalty.

( ... continued)

First, in foreign countries where Repsol YPF makes such royalty payments, they are treated under local regulation as a financial obligation or as a tax of the relevant entity, and, in each case, the relevant government holds a corresponding right of credit. Moreover, royalty payments are to be paid to the same tax authority to which we also pay production taxes or, alternatively, to a collecting agent appointed by the State. Further, as described below, in most countries, pursuant to local regulations the cash payment Repsol YPF makes to the relevant governmental authority is based on a statutorily or contractually-fixed price or price floor. Under these circumstances, such payments operate in effect as a per unit tax under local regulations on volumes commercialized by us. In addition, these royalty liabilities are allocated among all obligors according to their respective ownership interest (including that of any relevant State-owned oil company holding an interest). Royalty payments are recorded in Repsol YPF’s books and records as operating costs and are considered tax deductible expenses for corporate income tax computation purposes in the same manner as production taxes and any other operating expenses associated with oil and gas operations. Since such payments are essentially of the same nature as a tax on production, they should not be considered an interest of others in the property for purposes of the last sentence of paragraph 10 of FAS 69.

We have also reviewed publicly available correspondence relating to the Staff’s review of the SEC filings of other registrants in our industry, and we have noted that the Staff has recently been advised that “royalties” in some of the regions where we operate under similar arrangements and reporting practices are in fact production taxes. We are not aware of any objection of the Staff to the treatment of such royalties.

We supplementally advise the Staff that Repsol YPF bears substantially all risks and rewards associated with such reserves volumes.

●
Risks. Repsol YPF has the right to market and commercialize all volumes extracted and it bears the risks associated with these volumes. For example, if such volumes were consumed in a fire, Repsol YPF would remain responsible for making payments in respect of these volumes to the relevant governmental authority. Moreover, in most countries, the cash payment Repsol YPF makes to the relevant governmental authority is

(continued... )

Peru: article 45 of the “Organic Hydrocarbons Law” (Supreme Deeree No. 042-2005-EM) and the “Regulation for the Application of the Royalty and Repayment in Oil Contracts” (Supreme Decree No. 049-93-EM) developing its definition and application.

Trinidad: Chapter 62:01, Section 11, Section 29 of the Petroleum Act No. 46 of 1969; Petroleum Regulations (GN5/1970): Subsidiary Legislation to the Petroleum Act Chapter 62:01; The Petroleum Taxes Act No. 22 of 1974 Chapter 75:04 Section 25A of Part II, Clause 49 of the TSP licences and equivalent clauses in BPTT's licenses.

Venezuela: article 34 of  The Gas Hydrocarbon Law and articles 44 to 47 of The Hydrocarbon Law.

based on a statutorily or contractually-fixed price or price floor. If such volumes are sold at a lower price, Repsol YPF bears the economic costs of the difference between the statutorily or contractually-fixed price and the price at which such volumes are sold, subject to certain caps and thresholds.

●
Rewards. Repsol YPF is free to market and sell all volumes extracted as it deems appropriate to derive their full benefit. As discussed above, in most countries, the royalty payment Repsol YPF makes to the relevant governmental authority is based on a statutorily or contractually-fixed price or price floor. If such volumes are sold at a higher price, Repsol YPF obtains the economic gain of such higher price, subject to certain caps and thresholds.

Because Repsol YPF has an economic interest in and bears substantially all of the risks and rewards related to these reserves volumes, we do not believe that the host government’s right to receive a payment constitutes an interest of others in the property for purposes of the last sentence of paragraph 10 of FAS 69.

Moreover, as noted in our prior letter, the criteria we use in reporting reserves volumes is consistent with the criteria used in the special situations where reporting net production figures before royalties is permitted under Guide 2.

As discussed in our prior letters, we have treated such payments as a production cost in the qualifying proved reserve economic limit test and we have included volumes relating to those payments in our proved reserves, as we advised the Staff in 2006. We are not aware of any previous objection of the Staff to our interpretation of FAS 69’s requirements. We also include volumes relating to these payments in our reserves reported in our home country and local regulatory filings.

In addition, we have reviewed the SEC filings of other registrants in our industry and we believe that our reporting of reserves is in line with the practices followed by several foreign private issuers which are leading companies in our industry.

We have also discussed our presentation of proved reserves with our internationally recognized external reserves auditors, Ryder Scott Company. Such firm has confirmed to us that our reporting of proved reserves volumes complies with FAS 69. The relevant correspondence is attached as Exhibit 1.

In response to your request, we supplementally advise the Staff that if we were to exclude from our proved reserves amounts at December 31, 2007 those reserves in foreign countries in respect of which we have an obligation to make a cash payment to the relevant host government in respect of certain volumes that we extract and commercialize, such exclusion would not have a material effect on our depreciation and amortization expense for the year then ended. If these volumes were excluded from our proved reserves amounts at December 31, 2007 and from our production amounts for the year then ended, our depreciation and amortization expense for the year then ended would decrease by approximately €l million compared with the depreciation and amortization expense of €3,141 million recorded in our consolidated financial statements for such year.

We reiterate to the Staff our belief that our reporting of proved reserves volumes complies with FAS 69 for the reasons discussed above. Accordingly, we do not believe that it is necessary for us to modify our presentation of proved reserves. However, as stated in our letter dated February 2, 2009, in future filings we will provide additional disclosure regarding the amount of barrels of oil equivalent included in our estimated net proved reserves as to which cash payments are made, as well as additional disclosure regarding the levels of net production which relate to such volumes. We believe that by providing such additional disclosure to investors they will have supplemental information regarding the extent of volumes included in our net proved reserves and net production amounts as to which these payments are made.

If the Staff does not share our view regarding this important disclosure point, we respectfully request a meeting with the Staff at your earliest convenience.

Exhibit 1

Opinion of independent petroleum auditor

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS

1100 LOUISIANA SUITE 3800 HOUSTON. TEXAS 77002-5218 TELEPHONE (713) 651-9191 FAX (713) 651-0849

March 18, 2009

Mr. Aquiles Rattia Regalado
Repsol YPF
Director Control de Reservas
Madrid, Spain

Production Royalty Cash Tax Payment Opinion

Dear Mr. Rattia Regalado:

At the request of Repsol YPF (Repsol), Ryder Scott Company has reviewed the treatment of royalty cash tax payments that Repsol is obligated to make in certain countries to render an opinion regarding Repsol's calculation and presentation of proved reserves in its annual report on form 20-F for the year ended December 31, 2007.

These payments are, in our opinion, equivalent to production taxes levied as a percentage of the overall gross income. It is our understanding that as the operator, Repsol bears the costs and risks, controls, lifts and markets at all times the volumes reported as proved reserves in the aforementioned disclosure. Therefore, it is our opinion that the calculation and presentation of such proved reserves, including the treatment of volumes related to the royalty cash tax payments or other cash payments, complies with SFAS69, including paragraph 10 thereof.

Should you have any questions regarding this proposal, please contact me at 713-651-9191 ext. 5527 or at Herman_Acuna@RyderScott.com.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
/s/ Herman G. Acuna, P.E.
Herman G. Acuna, P.E. Managing Senior International Vice President